UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LBG CAPITAL NO. 1 PLC

(Name of Subject Company (Issuer))

LBG CAPITAL NO. 1 PLC

LLOYDS BANKING GROUP PLC

(Name of Filing Person (Offeror))

LBG Capital No. 1 plc 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473106283 and XS0471767276)

LBG Capital No. 1 plc 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes (ISIN XS0473103348 and XS0471770817)

(Title and CUSIP No. of Class of Securities)

_________________________

 Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies to:

John W. Banes
Davis Polk & Wardwell London LLP
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Tel. No.: 011-44-207-418-1300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$968,699,161 (1)	$97,548.01 (2)
(1)	This transaction valuation assumes, solely for purposes of calculating the filing fee for this Schedule TO, that (i) all of the 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by Lloyds Banking Group plc (the “Series 1 ECNs”) will be purchased at the purchase price of $1,020.00 in cash per $1,000 principal amount of Series 1 ECNs being tendered, plus accrued and unpaid interest up to, but excluding the settlement date, and (ii) all of the 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes, issued by LBG Capital No. 1 plc and fully and unconditionally guaranteed by Lloyds Banking Group plc (the “Series 2 ECNs”) will be purchased at the purchase price of $1,020.00 in cash per $1,000 principal amount of Series 2 ECNs tendered, plus accrued and unpaid interest up to, but excluding, the settlement date. As of January 29, 2016, there were $656,811,000 aggregate principal amount of Series 1 ECNs outstanding and $276,658,000 aggregate principal amount of Series 2 ECNs outstanding.

(2)	The amount of the filing fee was calculated in accordance with Rule 0-11(a)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory # 1 for Fiscal Year 2016, issued August 27, 2015.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This tender offer statement on Schedule TO (this “Schedule TO”) is being filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the following transactions (the “Offer”) by LBG Capital No. 1 plc (the “Offeror”), an indirect wholly owned subsidiary of Lloyds Banking Group plc (“LBG”):

The Offeror is offering to purchase for cash, on the terms and conditions described in the offer to purchase dated January 29, 2016 (the “Offer to Purchase”), any and all of the outstanding (1) 8.00% Fixed-to-Floating Rate Undated Enhanced Capital Notes issued by the Offeror and fully and unconditionally guaranteed by LBG (the “Series 1 ECNs”) and (2) 8.50% Fixed-to-Floating Rate Undated Enhanced Capital Notes issued by the Offeror and fully and unconditionally guaranteed by LBG (the “Series 2 ECNs” and, together with the Series 1 ECNs, the “ECNs”).

Item 1. Summary Term Sheet

The information set forth in the Offer to Purchase in the section entitled “Summary Terms of the Offer” is incorporated by reference herein.

Item 2. Subject Company Information

(a) Name and Address.

The principal office of the Offeror is located at 25 Gresham Street, London EC2V 7HN, United Kingdom. The telephone number of the Offeror is 011-44-207-626-1500.

(b) Securities. The subject securities are the ECNs. As of January 29, 2016, $656,811,000 of the Series 1 ECNs and $276,658,000 of the Series 2 ECNs were outstanding.

(c) Trading Market and Price. The information set forth in the Offer to Purchase in the section entitled “Market Information and Dividend Policy—ECNs” is incorporated by reference herein.

Item 3. Identity and Background of Filing Person

(a) Name and address. LBG, an affiliate of the Offeror, is the filing person. The Offeror is a wholly owned subsidiary of LBG Capital Holdings Limited, which itself is a wholly owned subsidiary of LBG. The principal executive offices of LBG are located at 25 Gresham Street, London EC2V 7HN, United Kingdom. The telephone number of LBG is 011-44-207-626-1500.

As required by General Instruction C to Schedule TO, the following persons are the directors of LBG:

Name	Title	Director Since
António Horta-Osório	Executive Director and Group Chief Executive	January 2011
George Culmer	Executive Director and Chief Financial Officer	May 2012
Juan Colombás	Executive Director and Chief Risk Officer	November 2013
Anita Frew	Deputy Chairman	December 2010
Lord Blackwell	Chairman	June 2012
Alan Dickinson	Non-Executive Director	September 2014
Simon Henry	Non-Executive Director	June 2014
Nicholas Luff	Non-Executive Director	March 2013
Nicholas Prettejohn	Non-Executive Director	June 2014
Anthony Watson CBE	Non-Executive Director	April 2009
Sara Weller CBE	Non-Executive Director	February 2012
Dyfrig John CBE	Non-Executive Director	January 2014
Deborah McWhinney	Non-Executive Director	December 2015
Stuart Sinclair	Non-Executive Director	January 2016

As required by General Instruction C to Schedule TO, the following persons are the executive officers of LBG:

Name	Title
António Horta-Osório	Executive Director and Group Chief Executive
Andrew Bester	Group Director and Chief Executive, Commercial Banking
Juan Colombás	Chief Risk Officer
George Culmer	Chief Financial Officer
Antonio Lorenzo	Consumer Finance and Group Corporate Development
Miguel Ángel Rodríguez Sola	Group Director Digital
Matthew Young	Group Corporate Affairs Director
Karin Cook	Group Director, Operations
David Oldfield	Group Director, Retail
Vim Maru	Group Director, Group Customer Products and Marketing
Simon Davies	Chief People, Legal and Strategy Officer

No single person or group of persons controls LBG.

The business address and telephone number of each of the above directors and executive officers of LBG is c/o Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN, United Kingdom, telephone number 011-44-207-626-1500.

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer,” “The Offer” and “Taxation Considerations” is incorporated by reference herein.

(1)	Tender Offers.

(i)	The total number and class of securities sought in the offer. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(ii)	The type and amount of consideration offered to security holders. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(iii)	The scheduled expiration date. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(iv)	Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. Not applicable.

(v)	Whether the offer may be extended, and if so, how it could be extended. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(vi)	The dates before and after which security holders may withdraw securities tendered in the offer. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(vii)	The procedures for tendering and withdrawing securities. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(viii)	The manner in which securities will be accepted for payment. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(ix)	If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed. Not applicable.

(x)	An explanation of any material differences in the rights of security holders as a result of the transaction, if material. Not applicable.

(xi)	A brief statement as to the accounting treatment of the transaction, if material. Not applicable.

(xii)	The federal income tax consequences of the transaction, if material. The information set forth in the Offer to Purchase in the section entitled “Taxation Considerations―U.S. Federal Income Tax Consequences” is incorporated by reference herein.

(2)	Mergers or Similar Transactions. Not applicable.

(b) Purchases. To LBG’s knowledge based on reasonable inquiry, no ECNs are owned by any officer, director or affiliate of LBG or the Offeror, and therefore, no ECNs will be purchased from any officer, director or affiliate of LBG or the Offeror in connection with the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements involving the subject company’s securities. LBG has entered into the following agreements (each of which is filed as an exhibit to this Schedule TO) relating to the ECNs: (i) Trust Deed dated December 1, 2009 among LBG, LBG Capital No. 1 plc, LBG Capital No. 2 plc, Lloyds Bank plc and BNY Corporate Trustee Services Limited; (ii) Deed Poll dated December 1, 2009, entered into by LBG; (iii) Final Terms dated December 14, 2009 in respect of the Series 1 ECNs; (iv) Final Terms dated December 16, 2009 in respect of the Series 2 ECNs.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes of the transaction. The information set forth in the Offer to Purchase in the section entitled “The Offer—Purpose of the Offer” is incorporated by reference herein.

(b) Use of securities acquired. The ECNs purchased pursuant to the Offer will be canceled following settlement of the Offer.

(c) Plans. There are no plans, proposals or negotiations that relate to or would result in any of the effects or circumstances described in Items (1), (2), (3), (4), (5), (6), (7), (8) or (9) of Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. LBG will use cash on hand to pay the purchase price, any accrued interest and other expenses associated with the Offer.

(b) Conditions. Not applicable.

(c) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership. None of the Offeror, LBG, their respective affiliates, directors or executive officers owns any series of ECNs.

(b) Securities Transactions. None of the Offeror, LBG, their respective affiliates, directors or executive officers has purchased any ECNs for its or their own account.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Offer to Purchase under the headings “Summary Terms of the Offer,” “The Offer—Dealer Managers and Tender Agent” and “The Offer—Terms of the Offer—No Recommendation” is incorporated by reference herein.

Item 10. Financial Statements.

(a) Financial Information. The following financial statements and information are incorporated by reference herein:

•	LBG’s annual report on Form 20-F for the fiscal year ended December 31, 2014, as filed with the SEC on March 12, 2015 including LBG’s audited consolidated financial statements, together with the audit report thereon;

•	LBG’s report on Form 6-K filed with the SEC on July 31, 2015 including the interim results for LBG for the six months ended June 30, 2015;

•	LBG’s report on Form 6-K filed with the SEC on July 31, 2015 disclosing the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends as at June 30, 2015 and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010; and

•	LBG’s report on Form 6-K filed with the SEC on October 28, 2015 including the interim results for LBG for the nine months ended September 30, 2015.

Copies of the financial statements incorporated by reference herein pursuant to this Item 10 can be obtained as provided in the Offer to Purchase under the heading “Incorporation of Information by Reference.”

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information

(a) Agreements, regulatory requirements and legal proceedings.

(1)	None.

(2)	The Offeror is required to comply with U.S. federal and state securities laws and tender offer rules in connection with the Offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b) Other material information. The information set forth in the Offer to Purchase is incorporated by reference herein.

Item 12. Exhibits.

The following are included as exhibits to this Schedule TO:

Number	Description
(a)(1)	Offer to Purchase, dated January 29, 2016.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)*	Press Release.
(a)(6)	Press Release.
(b)	Not applicable.

Number	Description
(d)(1)**	Trust Deed dated December 1, 2009 among LBG Capital No. 1 plc, LBG Capital No. 2 plc, Lloyds Bank plc, LBG and BNY Corporate Trustee Services Limited related to, among others, the Series 1 ECNs and Series 2 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.
(d)(2)***	Deed Poll dated December 1, 2009, entered into by LBG related to, among others, the Series 1 ECNs and Series 2 ECNs under the £5,000,000,000 Enhanced Capital Note Programme.
(d)(3)****	Final Terms dated December 14, 2009 in respect of the Series 1 ECNs.
(d)(4) *****	Final Terms dated December 16, 2009 in respect of the Series 2 ECNs.
(g)	Not applicable.
(h)	Not applicable.

____________________

*	Incorporated by reference to Schedule TO filed with the Commission on January 29, 2016.
**	Incorporated herein by reference to Exhibit 10.4 to registration statement on Form F-4 (File No. 333-194346), filed on March 6, 2014.
***	Incorporated herein by reference to Exhibit 10.5 to registration statement on Form F-4 (File No. 333-194346), filed on March 6, 2014.
****	Incorporated herein by reference to Exhibit 10.6 to registration statement on Form F-4 (File No. 333-194346), filed on March 6, 2014.
*****	Incorporated herein by reference to Exhibit 10.7 to registration statement on Form F-4 (File No. 333-194346), filed on March 6, 2014.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 29, 2016

LBG CAPITAL NO. 1 plc

By:	/s/ Richard Shrimpton
Name: Richard Shrimpton
Title: Group Capital Markets Issuance Director

LLOYDS BANKING GROUP PLC

By:	/s/ Vishal Savadia
Name: Vishal Savadia
Title: Head of Capital Issuance and Structuring